Exhibit 15.6

Ms. Kim McManus

Senior Attorney

Office of Real Estate and Commodities

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

May 11, 2018

Re:	Building Bits Properties I, LLC

Amendment No. 2 to Draft Offering Statement on Form 1-A

Submitted November 3, 2017

CIK No. 0001709981

Dear Ms. McManus:

Thank you for your comments of September 28, 2017 regarding the Draft Offering Statement of Building Bits Properties I, LLC (the “Company”). We appreciate the opportunity to respond to your comments.

General

1. Please revise to include the investment fees payable to Sageworks Capital in the offering price. In addition, you should compute the minimum and maximum offering amounts, as well as compliance with the $50 million sales threshold, based on the price including the investment fees. Given the variable nature of the investment fee, please specify the different prices that would apply based on the size of the transaction. For example, the public offering price should be between $1.005 and $1.02 instead of $1.00. Please also note that the minimum and maximum offering amounts are not presented consistently on the cover page, in the cover page table, in the use of proceeds section, and in the plan of distribution section. Please revise to present the minimum and maximum offering amounts on a consistent basis throughout the offering circular.

We note that Sageworks Capital is no longer participating in this offering and has been removed from the offering circular. The company has also determined that for clarity it would be best to pay expenses out of the proceeds of the offering to make the sale of one Bit be $1.00 rather than $1.00 plus fees.

2. We continue to review your responses to comments 6, 8, 9 and 10. We may have further comments.

Without Sageworks Capital’s participation in the offering and secondary trading, we have revised the disclosure to reflect that the BuildingBits Platform will be available for prospective buyers and sellers to communicate with each other, but that no transactions will be facilitated by BuildingBits through the Platform. Each buyer and seller would be responsible for executing the transaction on its own.

Part II – Offering Circular

Cover Page

3. The second sentence in the third paragraph provides that if a Property LLC incurs a net loss or net profit, investors in the corresponding class of common bits will receive their pro rata share of that net loss or net profit. Subsequent disclosure clarifies that distributions may not necessarily be paid. Please revise the referenced sentence to clarify if investors will be allocated their pro rata share of the Property LLC’s net income and/or loss for tax purposes.

The disclosure has been amended to reflect that investors will be allocated their pro rata share of the Property LLC’s net income and/or loss for tax purposes

Risk Factors

We may experience liability at the Building Bits Properties I, LLC entity level . . . , page 5

4. We note your revised disclosure in response to comment 4. Please revise to address whether Bitholders of each series may be subject to the business risks of a different series as a result of pooling of funds at the Building Bits Properties I level.

The risk factor disclosure has been amended to reflect that Building Bits Properties I, LLC entity level liability would impact the ability of the Company to make distributions to investors.

Description of the Company’s Business, page 17

5. We note your revised disclosure on page 17, as well as the revised provisions in Section 5.13 of the operating agreement and Section 3(a) of the Class [TBD] Bit Designation, in response to comment 11. Please make corresponding revisions to your disclosure where applicable, including on the cover page, page 17 and page 38, to similarly characterize Bitholders’ right to receive distributions.

The disclosure has been amended to consistently disclosure the right to distributions in the event of Company level expenses.

Securities Being Offered, page 38

6. Disclosure in the second paragraph under the heading “Distributions” implies that the Property LLC is obligated to make distributions of profits, if available for distribution. Please confirm, if true. Please also file the Property LLC operating agreement, for the LLC corresponding to the Class [TBD] Common Bits, as an exhibit. Refer to Item 17.3 of Part III to Form 1-A.

The disclosure states that the Manager, it is sole discretion, may reserve funds for future contingencies. If the Property LLC has funds available for distribution following such reservation of cash for future use, distributions will be made. The Form of the Property LLC operating agreement has been filed as Exhibit Number 2.4.

Financial Statements, page 48

7. Please note the financial statement updating requirements of paragraph (c)(1) Part F/S of Regulation A.

The financial statements have been updated to include those for year-end 2017.

Part III – Exhibits

Exhibit 4.1

8. We note your revisions to Section 4(c) of your subscription agreement in response to comment 18 and reissue our prior comment in part. We continue to note that statements requiring investors to read or acknowledge that they have read or understand the offering circular appear to conflict with Section 14 of the Securities Act regarding waivers of compliance with the federal securities laws. Please refer to the Commission’s guidance regarding impermissible legends or disclaimers, contained in Securities Offering Reform Release No. 33-8591 (2005), and revise your subscription agreement accordingly.

Section 4(c) of the subscription agreement has been modified to remove the acknowledgement by the investor that the investor has read or understood the risk factors included in the offering circular.

Thank you again for the opportunity to respond to your questions to the Draft Offering Statement of Building Bits Properties I, LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/Andrew Stephenson

Andrew Stephenson

CrowdCheck Law LLP (f/k/a KHLK LLP)

cc: Alexander Aginsky

Chief Executive Officer

BuildingBits Asset Management, LLC

425 NW 10th Avenue, Suite 306

Portland, OR 97209